Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2006	2005	2004	2003	2002

Net Income (Loss) Before Preferred
Stock Dividends, as reported	$(17,636)	$78,133	$81,564	$103,934	$89,071

Change in undistributed earnings from equity investees	4,788	(10,150)	(8,327)	4,740	12,216

Add - Income Taxes	(16,751)	44,704	37,833	59,182	46,321
Fixed charges excluding capitalized interest	61,583	50,615	48,426	49,441	56,439

Earnings	$31,984	$163,302	$159,496	$217,297	$204,047

Fixed charges including capitalized interest	$61,583	$50,615	$48,426	$49,441	$56,439

Ratio of Earnings to Fixed Charges	0.52	3.23	3.29	4.40	3.62